RAPTOR NETWORKS TECHNOLOGY, INC.
1508 South Grand
Santa Ana, California 92705
(714) 380-6659

October 29, 2010

VIA EDGAR

Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington DC 20549

Re:	WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-1 SEC Registration No.: 333-153112 Initial Filing Date: August 20, 2008
To:           Division of Corporation Finance:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the “1933 Act”), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the “SEC”) for an order permitting Raptor Networks Technology, Inc. (the “Registrant”) to withdraw its Registration Statement on Form S-2, initially filed by the Registrant on August 20, 2008 (the “Registration Statement”).

No securities were sold in connection with the Registration Statement. The withdrawal is being sought by the Registrant because the selling security holders and the Registrant have determined that withdrawing the Registration Statement is currently the most cost effective alternative for the Registrant. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

If you have any questions, please do not hesitate to contact our securities counsel, Garett M. Sleichter, Esq. at Rutan & Tucker, LLP at (714) 641-3495.

Very truly yours, RAPTOR NETWORKS TECHNOLOGY INC. a Colorado Corporation /s/ Thomas M. Wittenschlaeger Thomas M. Wittenschlaeger Chief Executive Officer

cc:           Garett M. Sleichter, Esq.
Thomas J. Crane, Esq.